File No. 812-15788

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

AMENDED and restated Application PURSUANT to Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an order granting exemption from Section 22(d) of the Act and Rule 22c-1 under the Act AND pursuant to SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

In the Matter of

WisdomTree Digital Trust

WisdomTree Securities, Inc.

WisdomTree Digital Management, Inc.,

WisdomTree Transfers, Inc.

Please direct all communications regarding this application to:

c/o WisdomTree Digital Trust/WisdomTree Securities Inc.

Ryan M. Louvar

250 West 34th Street, 3rd Floor

New York, New York 10119

With a copy to:

Todd P. Zerega

Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

Pittsburgh, PA 15219-6401

todd.zerega@morganlewis.com

This Application (including Exhibits) contains 25 pages.

As filed with the Securities and Exchange Commission on January 16, 2026

TABLE OF CONTENTS

I.	INTRODUCTION	1

II.	aPPLICANTS AND OTHER PARTIES	2
A.	The Trust	2
B.	The Fund	2
C.	WisdomTree Securities	3
D.	The Affiliated Adviser	3
E.	The Affiliated Transfer Agent	3

III.	APPLICANTS’ PROPOSAL	3
A.	Operations	3
B.	Investor Benefits	4
C.	Monitoring	5
D.	Representations and Transparency	6

IV.	Request for Exemptive Relief	6

V.	IN SUPPORT OF THIS APPLICATION	7
A.	Regulatory Background	7
B.	Summary of Application	8

VI.	CONDITIONS	13

VII.	CONCLUSION	13

SIGNATURES		14

EXHIBITS		15
A-1	Authorization – WisdomTree Securities, Inc.	A-1
A-2	Authorization – WisdomTree Digital Trust	A-2
A-3	Authorization - WisdomTree Digital Management, Inc.	A-3
A-4	Authorization - WisdomTree Transfers, Inc.	A-4
B-1	Verification – WisdomTree Securities, Inc.	B-1
B-2	Verification – WisdomTree Digital Trust	B-2
B-3	Verification - WisdomTree Digital Management, Inc.	B-3
B-4	Verification - WisdomTree Transfers, Inc.	B-4

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: WisdomTree Digital Trust WisdomTree Securities, Inc. WisdomTree Digital Management, Inc. WisdomTree Transfers, Inc. File No. 812-15788

Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”) for an Order Granting an Exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and Pursuant to Section 17(d) of the 1940 Act and under Rule 17d-1 of the 1940 Act for an Order Permitting Certain Arrangements.

I.	INTRODUCTION

WisdomTree Digital Trust (the “Trust”), a registered open-end management investment company, on its own behalf, and on behalf of each series set forth in this amended application, WisdomTree Securities Inc., a broker-dealer registered with the Securities and Exchange Commission (“Commission”) (“WisdomTree Securities” or the “Affiliated Dealer”)1, WisdomTree Digital Management, Inc., an investment adviser registered with the Commission (“WisdomTree Digital Management”, the “Affiliated Adviser” or “Adviser”)2, and WisdomTree Transfers, Inc., a transfer agent registered with the Commission (“WisdomTree Transfers” or the “Affiliated Transfer Agent”)3 (the Trust, WisdomTree Securities, WisdomTree Digital Management and WisdomTree Transfers collectively, the “Applicants”), hereby submit this amended application (the “Application”) to the Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting them from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act to permit an Affiliated Dealer and any other entity registered as a broker-dealer with the Commission that has entered into a dealer agreement with a Fund (defined below) or a Fund’s distributor (the “Non-Affiliated Dealers,” and, together with the Affiliated Dealers, the “Dealers”) to purchase and sell shares of the WisdomTree Treasury Money Market Digital Fund (the “Fund”) to individual and institutional investors (i.e., Investors, as defined herein) from its own inventory of shares of the Fund on a continuous basis at a price of $1.00 per share (plus or minus dealer compensation), rather than at the Fund’s next calculated net asset value (“NAV”) per share (the “Pricing Relief”). The Pricing Relief would not apply to transactions directly or indirectly between a Dealer and the Fund. Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act authorizing the Affiliated Dealers to enter into an arrangement with a Fund to trade the Fund’s Shares in reliance on the Pricing Relief (the “Rule 17d-1 Relief” and, collectively with the Pricing Relief, the “Relief”).

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1 The term “Affiliated Dealer” means (i) WisdomTree Securities, or (ii) any entity registered as a broker-dealer with the Commission that has entered into a dealer agreement with a Fund or a Fund’s distributor that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Adviser or any affiliated person of such a person.

2 The term “Affiliated Adviser” means (i) WisdomTree Digital Management, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, WisdomTree Digital Management or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization. Any Affiliated Adviser will be registered with the Commission as an investment adviser.

3 The term “Affiliated Transfer Agent” means (i) WisdomTree Transfers, or (ii) any entity registered as a transfer agent with the Commission that has entered into a transfer agent agreement with a Fund or a Fund’s transfer agent that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Adviser or any affiliated person of such a person.

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The Applicants request that the Relief apply with respect to (i) any existing or future series of the Trust that is a government money market fund subject to Rule 2a-7 under the 1940 Act (“MMF”) and that seeks to maintain a stable NAV of $1.00 per share by using the amortized cost or penny rounding method of valuation and (ii) any other registered open-end management investment company or series thereof that (a) currently exist or that may be created in the future; (b) are MMFs and that seek to maintain a stable NAV of $1.00 per share by using the amortized cost or penny rounding method of valuation; and (c) for whom the Affiliated Adviser serves as investment adviser (any such MMF is included in the term “Fund”). Any entity relying on this Relief will do so in compliance with the terms and conditions of this Application. Applicants represent that each entity presently intending to rely on the requested Relief is listed as an Applicant.

For the reasons discussed below, Applicants believe that (i) the requested Pricing Relief is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and (ii) the requested Rule 17d-1 Relief is consistent with the provisions, policies and purposes of the 1940 Act and the Fund’s participation will not be less advantageous than that of other participants.

II.	APPLICANTS AND OTHER PARTIES

A.	The Trust

The Trust, which is organized as a Delaware statutory trust, is registered under the 1940 Act as an open-end management investment company. The Trust is authorized to offer an unlimited number of series. The Trust offers and sells its securities pursuant to a registration statement on Form N-1A (the “Registration Statement”). The Trust offers shares of multiple series, each with its own distinct investment objectives, policies, and restrictions. The Trust currently consists of 13 series.

B.	The Fund

The Fund is a money market fund subject to Rule 2a-7 under the 1940 Act with an investment objective to seek to provide investors with a high level of current income consistent with preservation of capital and liquidity and the maintenance of a stable $1.00 (or a multiple thereof, such as $10.00 or $100.00) NAV per share. The Fund invests at least 99.5% of its total assets in government securities, cash and repurchase agreements collateralized fully by government securities or cash. The NAV of the Fund’s shares is calculated each day the New York Stock Exchange (“NYSE”) is open for trading at the close of regular trading on such exchange, generally 4:00 p.m. (Eastern Time), except when certain holidays are observed. NAV per share is calculated by dividing the Fund’s net assets by the number of Fund shares outstanding. The Fund uses the amortized cost method to value its portfolio securities and seeks to maintain a constant NAV of $1.00 per share. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period until maturity, regardless of the impact of fluctuating interest rates or the market value of the security. In addition, the Fund calculates a market-based (or shadow) NAV per share on each day the NYSE is open for trading for purposes of confirming that its NAV continues to approximate fair value. The Fund does not charge a sales load or Rule 12b-1 fee on any of its shares that will be available for Investors to purchase from or sell to the Dealer.

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C.	WisdomTree Securities

WisdomTree Securities is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). WisdomTree Securities and the Fund are under common control.

D. The Affiliated Adviser

WisdomTree Digital Management is an investment adviser registered with the Commission and serves as the investment adviser to the Fund.

E.	The Affiliated Transfer Agent

WisdomTree Transfers is a transfer agent registered with the Commission and serves as the Fund’s transfer agent.

III.	APPLICANTS’ PROPOSAL

A. Operations

Shares of the Fund are available for purchase by individual and institutional investors. Individual investors may invest in the Fund by setting up an account through WisdomTree Prime®, a mobile application made available through certain app stores such as the Apple App Store and Google Play (the “App”). Institutional investors may invest in the Fund through WisdomTree Connect™ (the “Portal”). The Portal may be accessed by institutional investors through a web-based portal or application programming interface. Individual and institutional investors shall each be referred to in this Application as an “Investor” and collectively as “Investors”, as circumstances indicate.

The Fund uses blockchain technology in relation to maintaining a record of its shares, which is described in its prospectus.4 The Affiliated Transfer Agent maintains the official record of share ownership through an integrated recordkeeping system with records in book-entry form and digital representations of Fund shares that are recorded – or digitized – on the applicable blockchain. In order for shares to be held on a blockchain, an Investor must utilize a digital wallet to hold their shares. Individual Investors are provided with a digital wallet by an affiliate of the Affiliated Adviser through the App to hold shares of the Fund. Investors may, for their convenience and in their sole discretion, elect to use their own self-hosted or third party custodial digital wallet to hold shares of the Fund. The Fund permits peer-to-peer transfers of its shares between permissioned investors, who must be aware of other permissioned investors that are available to enter into peer-to-peer transfers.5 A peer-to-peer transfer could occur any time of the day on any day. The Fund does not require that peer-to-peer transfers occur at NAV. A transfer on a blockchain can act as an information source for the Transfer Agent to register a transaction in shares of the Fund on its book-entry records. The Transfer Agent’s book-entry records constitute the official record of share ownership. Future Funds are expected to use blockchain technology in materially the same way as described herein. The Applicants request that the Relief apply to any entity registered as a transfer agent with the Commission that has entered into a transfer agent agreement with the Trust and is able to provide the transfer agent functions described in this Application.

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4 Applicants are not seeking exemptive relief with respect to whether or how blockchain technology is used by the Fund to maintain a record of its shareholders.

5 With respect to peer-to-peer transfers between permissioned investors, Applicants do not play any role in connecting transferors and transferees.

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It is anticipated that in order to provide additional convenience to Investors that wish to purchase, sell or redeem shares of the Fund, Investors that have been registered with the Affiliated Transfer Agent can elect, in their sole discretion, to submit purchase and sale or redemption orders to either the Dealer6 (in the case of purchases or sales) or the Fund (in the case of purchases and redemptions). Because only Investors that have registered with the Affiliated Transfer Agent can purchase or sell Fund shares with the Dealer, it is not possible for investors that are not registered with the Affiliated Transfer Agent to invest in the Fund via transactions with the Dealer.7 If such an order is submitted to the Dealer, the Dealer will sell out of its own inventory of shares, with respect to a purchase request, or buy, with respect to a sale request, shares of the Fund with the requesting Investor on a principal basis. The Affiliated Transfer Agent will process the transaction in the Fund’s shares between the Dealer and an Investor by either receiving the details of the transaction from the Dealer or by monitoring the blockchain on which the transaction is effectuated. The Dealer will have sole discretion as whether to accept a request for a purchase or sale order from an Investor. The only anticipated reasons for a rejection of a purchase or sale request by the Dealer would be if: (i) with respect to purchase orders, the Investor is not an eligible investor in the Fund pursuant to the Fund’s registration statement or has not provided the required information to be able to establish an account with the Affiliated Transfer Agent; (ii) the purchase or sale request exceeds, in the case of a purchase request, the amount of shares that the Dealer has in its inventory or, in the case of a sale request, exceeds the amount of capital that the Dealer has available to purchase such shares; or (iii) the Investor has not submitted the request in proper form as may be reasonably required by the Dealer. These will be applied equally and on a non-discriminatory manner to all Investors. If the Dealer rejects a request for a purchase or sale of shares of the Fund, it will promptly inform the Investor and provide appropriate instructions for the Investor on how to correct and resubmit the request or instruct them to place an order directly with the Fund. A price of $1.00 per share will be used to value all transactions in the Fund’s shares between an Investor and the Dealer. The Dealer may receive certain transaction-based compensation as agreed upon by the Dealer and Investor. Such transaction-based compensation will be fair and reasonable and will be fully disclosed to the Investor prior to the transaction with the Dealer. Any transaction-based compensation would be itemized and included in the applicable transaction confirmations along with any information that may be required in such confirmations pursuant to Rule 10b-10 under the Exchange Act. The Fund will not be involved in determining which situations such transaction-based compensation will be required or what the level will be and will not receive any part of it.

B. Investor Benefits

The ability for Investors to transact (i.e., purchase or sell shares of the Fund) with the Dealer is anticipated to provide meaningful benefits, including faster settlement, continuous access to liquidity, and greater operational flexibility. Specifically:

•	Faster Transaction Settlement: Upon receipt of consideration from the Investor, it is anticipated that the Dealer, in conjunction with the Affiliated Transfer Agent, will generally be able to deliver the corresponding Fund shares to the Investor within minutes (and similarly for Fund redemptions in reverse order). This continuous trading and settlement model enhances investor flexibility, access, and liquidity beyond the once-daily NAV processing required under Section 22(d) and Rule 22c-1.

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6 It is anticipated that Non-Affiliated Dealers may utilize the relief granted pursuant to the order requested hereunder to transact in shares of the Fund. The participation of multiple Dealers could provide benefits to Investors such as the broadening of the Fund’s investor base and distribution channels, and increased liquidity options for Investors. Prior to the addition of any Non-Affiliated Dealer, the Fund’s registration statement would be supplemented to account for the Fund being available for transactions on multiple platforms.

7 The Fund will be able to comply with the applicable reporting obligations related to disclosing required information about the Fund’s shareholders (e.g., Item B.10 of Form N-MFP).

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•	No Conversion Delay: The Dealer may offer a conversion service to exchange stablecoins from an Investor into U.S. dollars, which in turn are invested in the Fund. Where the Investor provides consideration to the Dealer in stablecoins, it is anticipated that the Dealer will not need to wait to convert the stablecoins to U.S. dollars before settling the transaction with the Investor. Instead, the Dealer proceeds with share delivery as soon as feasible after confirming receipt of the stablecoins (i.e., within approximately one minute). The stablecoin to U.S. dollar conversion is handled separately by the Dealer as part of the maintenance of its own balance sheet and, therefore, does not delay investor settlement. This contrasts with the current process involving direct purchases and redemptions with the Fund, where the Investor engages with either a third party or an affiliate of the Adviser for stablecoin to U.S. dollar conversions, which, depending on the stablecoin, could take significantly longer (i.e., hours) to complete.

•	24/7 Availability: Investors may benefit from the ability to transact at any time, including outside of traditional market hours. This is particularly advantageous for institutional Investors or those managing liquidity across global time zones.

•	More efficient access to regulated liquidity: Investors can receive near immediate exposure to a registered money market fund with operational workflows that offer enhanced convenience compared to traditional mutual fund platforms, which generally involve end-of-day NAV timing and can involve multi-day settlement.

Together, these features support a more flexible, investor-friendly experience, particularly when compared to traditional mutual fund channels that may involve end-of-day NAV pricing, delayed confirmations, and/or longer operational settlement windows.

C. Monitoring

As a government money market fund, the Fund uses the amortized cost method to value its portfolio securities and seeks to maintain a stable NAV of $1.00 per share. Shares of the Fund sold by the Dealer out of its inventory in connection with its principal transaction service, if purchased directly from the Fund, will only be purchased by the Dealer from the Fund at NAV per share, and will be sold to an Investor at a price of $1.00 per share (excluding any applicable fees). When the Dealer purchases shares from an Investor, such shares will only be purchased by the Dealer at a price of $1.00 per share (excluding any applicable fees). When the Dealer purchases shares from or redeems shares with the Fund, such purchases and redemptions will occur in U.S. dollars at the Fund’s NAV per share.

In an effort to monitor the accuracy of the Fund’s amortized cost per share, the Fund calculates a market-based (or shadow) NAV per share on each day the NYSE is open for trading for purposes of confirming that its NAV continues to approximate fair value. If the Fund’s Board of Trustees (the “Board”) were to determine, pursuant to Rule 2a-7, that the extent of the deviation between the Fund’s amortized cost per share and its market-based NAV per share may result in material dilution or other unfair results to shareholders, the Board will cause the Fund to take such action as it deems appropriate to eliminate or reduce, to the extent practicable, such dilution or unfair results. Additionally, if the deviation of the market-based (or shadow) NAV is 0.25% or greater from the Fund’s amortized cost NAV of $1.00 per share, the option to transact with the Dealer would be either: (i) temporarily suspended, effective upon the Fund’s filing of Form N-CR with respect to such deviation, until the deviation has been remedied, and Investors would be required to transact directly with the Fund; or (ii) the Dealer would process any transactions at the Fund’s next calculated NAV in accordance with Section 22(d) of and Rule 22c-1 under the 1940 Act.8 If the Dealer were to take either of the above referenced options, an announcement would be made, simultaneously with the filing of the Form N-CR, on the Fund’s website and in such other manner that seeks to ensure that all Investors, whether institutional or retail, contemporaneously have access to such announcement.

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8 For the avoidance of doubt, the requirement to suspend trading in the Fund’s shares in reliance on the Relief applies to both Affiliated Dealers and Non-Affiliated Dealers.

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D. Representations and Transparency

Within the Portal or App, the Investor will have the ability to elect to transact with the Dealer or directly with the Fund. Applicants will take such steps as may be necessary to clarify for Investors that shares being purchased or sold in connection with the Dealer’s principal transaction service are being purchased or sold from the Dealer and are not being purchased or redeemed from the Fund9. Appropriate disclosure in the Fund’s prospectus and through display features will be provided to inform Investors prior to entering into an order with the Dealer: (i) of their right to purchase and redeem shares from the Fund directly without paying dealer compensation; (ii) that they may pay dealer compensation when they purchase and sell shares with the Dealer; (iii) that the Dealer reserves the right to reject purchases or sales of shares in its sole discretion; and (iv) that depending on when dividends are declared and paid by the Fund, an Investor may miss a dividend payment on the date it purchases shares from or sells shares to the Dealer and it will be retained by the Dealer or a former shareholder that sold its shares to the Dealer. Prior to when an Investor indicates an intent to enter into the transaction, the dealer compensation will be fully disclosed to the Investor and will be itemized on the transaction confirmation. If the option to transact with the Dealer is temporarily suspended due to the deviation of the market-based (or shadow) NAV being 0.25% or greater from the Fund’s amortized cost NAV of $1.00 per share or other reasons, such suspension will be contemporaneously publicly announced on the Fund’s website and in such other manner that seeks to ensure that all Investors, whether institutional or retail, contemporaneously have access to such announcement. Additionally, Investors will need to affirmatively elect to utilize the principal transaction service with the Dealer, and the default method of purchasing and redeeming shares of the Fund will continue to be directly with the Fund.

In connection with the Rule 17d-1 Relief, the Affiliated Adviser will describe any benefits accruing to itself and WisdomTree Securities acting as Dealer as part of the Fund’s Board’s annual consideration of the Affiliated Adviser’s advisory contract with the Fund pursuant to Section 15(c) of the 1940 Act.

IV.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provision or provisions of the 1940 Act, or any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants seek an exemption from the provisions of Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and an order under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Affiliated Dealer to purchase and sell shares of the Fund on a principal basis at a price of $1.00 per share (plus or minus dealer compensation) with Investors without having to wait until the next NAV is calculated.

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9 With respect to Non-Affiliated Dealers, it is expected that the Non-Affiliated Dealers would have their own respective platforms with their own customer base and that such platforms would contain similar disclosure and display features as contemplated herein to inform Investors that the Investors have the ability to elect to transact with the Non-Affiliated Dealer or directly with the Fund prior to entering into an order with the Non-Affiliated Dealer. The Affiliated Dealer will provide disclosure on the App and Portal that Non-Affiliated Dealers may provide transaction services at a lower cost or dealer compensation than the Affiliated Dealer. It is possible that the App or Portal could evolve to offer trading with Non-Affiliated Dealers and, in such a case, the App or Portal would contain additional disclosure and display features to inform Investors of their option to transact directly with the Fund, with the Affiliated Dealer or with the Non-Affiliated Dealer and the costs and fees associated with each option.

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V.	IN SUPPORT OF THIS APPLICATION

A. Regulatory Background

Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act and Rule 22c-1 thereunder generally require a mutual fund, including a government money market fund, to sell its securities at the price based on the current NAV of such security next computed after receipt of a purchase request. Section 22(d) of the 1940 Act generally requires shares of a mutual fund to be sold at the current public offering price described in the prospectus. Similarly, under Rule 22c-1, redemption or repurchase requests to a fund or a dealer, respectively, must be effected at the current NAV next computed after an order to redeem or repurchase is received. All registered open-end funds must price their shares at the current NAV, calculated by valuing portfolio instruments at market value or, if market quotations are not readily available, at fair value as determined in good faith by the fund’s board of directors or its valuation designee.10 In 1983, the SEC codified an exemption to this requirement allowing money market funds to value their portfolio securities using the “amortized cost” method of valuation.11

Under Rule 2a-7 under the 1940 Act, certain types of money market funds, including government money market funds, are permitted to calculate NAV using the amortized cost method. The amortized cost method allows a money market fund to calculate its NAV by references to the acquisition cost of portfolio securities as adjusted for amortization of a premium or accretion of a discount over time to maturity, rather than by reference to the securities’ current value based on market factors. However, as discussed below, funds using the amortized cost method must still periodically calculate a NAV using market values.

To use the amortized cost method, a fund’s board of directors must make a good faith determination that it is in a fund’s best interest to maintain a stable NAV per share pursuant to the use of the amortized cost method. The fund may only continue to use the amortized cost method so long as the board of directors believes the method fairly represents the market-based NAV per share and other additional requirements pursuant to Rule 2a-7 under the 1940 Act are complied with.

For a fund to use the amortized cost method, the fund’s board of directors must establish written policies and procedures that are reasonably designed to stabilize the fund’s NAV per share when calculating it for the purpose of distribution, redemption and repurchase, at a single value. The procedures must take into account the current market conditions and the fund’s investment objectives. The procedures must include a method to calculate the deviation between the amortized cost price per share and the current NAV per share calculated using available market quotations (or an appropriate substitute that reflects current market conditions), which must be calculated each day the fund is open for business or at other intervals that the board of directors determines is reasonable and appropriate in light of current market conditions.12 The deviations in addition to the method used to calculate the deviations must be periodically reviewed by the board and the procedures must contemplate the maintenance of records for the calculation and review. If the deviation from the amortized cost per share price exceeds one-half of one percent, the fund’s board of directors should promptly consider what action, if any, should be taken. If the board believes that the extent of any deviation may result in material dilution or other unfair results to Investors, corrective action must be taken to eliminate or reduce to the extent reasonably practicable such dilution or unfair results. The fund is required to file monthly public reports on Form N-MFP, which includes a NAV calculated using available market quotations. The Fund’s NAV calculated based on current market factors before applying the amortized cost method is also required to be updated on the fund’s website each business day as of the end of the preceding business day.

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10 See Section 2(a)(41)(B) of the 1940 Act and Rules 2a-4 and 22c-1 under the 1940 Act.

11 See Rule 2a-7 under the 1940 Act.

12 See Rule 2a-7(g)(1)(i)(A); See, e.g., Final Rule Adopting Money Market Fund Reform, Amendments to Form PF (IC Release No. 31166, October 14, 2014) (the “2014 Amendments”), discussion at pages 278-281, available at https://www.sec.gov/files/rules/final/2014/33-9616.pdf (“We generally believe that a fund should, at each time it makes a valuation determination, evaluate the use of amortized cost for portfolio securities, not only quarterly or each time the fund produces financial statements.”).

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Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

Rule 17d-1 stipulates that a joint transaction described in Section 17(d) may not be entered into between a registered investment company and an affiliate thereof “unless an application … has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted.” As stated in footnote 4 to Investment Company Act Release No. 10698, dated May 16, 1979, “the prohibitions which were enacted as Section 17(d) are concerned only that an investment company and controlled companies thereof would be disadvantaged in participating in a proposed joint transaction with affiliated or certain other persons.”

B. Summary of Application

Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at a current public offering price described in the prospectus…

Rule 22c-1 provides in part, that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security…

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Shares of the Fund will be held as part of the Dealer’s inventory. Transactions in the shares between the Dealer and Investors will be continuous and will not be effected at the next calculated NAV. Instead, shares of the Fund sold by the Dealer in connection with the Dealer’s principal transaction service will only be purchased by the Dealer from the Fund in U.S. dollars at the Fund’s NAV per share and will be sold to an Investor at a price of $1.00 per share (plus or minus dealer compensation). When the Dealer purchases shares from an Investor in connection with the principal transaction services, such shares will only be purchased by the Dealer at a price of $1.00 per share (plus or minus dealer compensation). The purchase and sale of shares of the Fund between the Dealer and Investors will not, therefore, be accomplished at an offering price described in the prospectus, as required by Section 22(d), nor will the sale or repurchase of shares by the Dealer be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts set forth in this Application, the Applicants respectfully request that the Commission enter an Order under Section 6(c) of the 1940 Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of shares of the Fund on a continuous basis by the Dealer with Investors at a price of $1.00 per share (plus or minus dealer compensation), rather than at the next calculated NAV of the Fund.

Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended: (i) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) to prevent unjust discrimination or preferential treatment among buyers, and (iii) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.13 These intentions were included in the previously approved, but now, as a result the adoption of Rule 6c-11 under the 1940 Act, rescinded exchange-traded fund (“ETF”) exemptive relief applications.14 ETF exemptive applications similarly involved trades that were not made directly with the Fund and where measures were implemented, such as the use of the market maker, to ensure an orderly market and that transactions in shares should generally occur at prices approximately equivalent to their NAV.

As such, the Applicants believe that none of these purposes will be undermined or circumvented by permitting the Dealer to transact in the shares on a continuous basis at a price of $1.00 per share with Investors (plus or minus dealer compensation). The first two purposes —preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers— would not seem to be relevant issues for trading by the Dealer in shares of the Fund. For the first purpose, transactions between the Dealer and its customers in the shares do not involve the Fund as a party and cannot result in dilution of an existing Investor’s interest in the Fund. The Dealer would only be permitted to purchase or redeem shares directly with the Fund at the next calculated NAV in accordance with Section 22(d) and Rule 22c-1. Therefore, the Fund and its shareholders will not be diluted as a result of the transactions set forth herein.

__________________________

13 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22,1983).

14 See, e.g., TigerShares Trust, et al., 1940 Act Release Nos. 33392 (Mar. 7, 2019) (notice) and 33438 (Apr. 2, 2019); Pacer Funds Trust, et al., 1940 Act Release Nos. 33374 (Feb. 13, 2019) (notice) and 33397 (Mar. 12, 2019) (order); Victory Capital Management Inc., et al., 1940 Act Release Nos. 33371 (Feb. 2, 2019) (notice) and 33390 (Mar. 6, 2019) (order).

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For the second purpose, the Applicants do not believe that the Fund’s portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that allowing the Dealer to continuously transact in the shares solely at a price of $1.00 per share with Investors will prevent discrimination or preferential treatment among purchasers. The $1.00 per share transaction valuation will essentially remove incentives for buyers or sellers to engage in arbitrage activity, since ordinarily there will be no difference between the next calculated NAV when an Investor purchases shares directly from the Fund and the price that an Investor receives when transacting with the Dealer. Accordingly, all Investors will be able to transact in shares at a value of a $1.00 per share regardless of how they invest. Additionally, anyone may sell shares of the Fund and anyone may acquire such shares either by transacting with the Dealer or by transacting directly with the Fund. The Investor will have the ability to elect to transact with the Dealer or directly with the Fund through the Portal or App. The Dealer will also provide appropriate disclosure in the Fund’s prospectus and through display features to inform Investors prior to entering into an order with the Dealer: (i) that they are purchasing or selling their shares to the Dealer and may pay dealer compensation, and (ii) of the Investors’ right to purchase and redeem shares from the Fund directly without paying any dealer compensation. Therefore, no Investor should have an advantage over any other Investor in the purchase or sale of such shares.

For the third purpose, the Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire shares either by selling or purchasing via from the Dealer or by transacting directly with the Fund. When transacting directly with the Fund, the NAV of the Fund’s shares is calculated each day the NYSE is open for trading at the close of regular trading on such exchange, generally 4:00 p.m. (Eastern Time), except when certain holidays are observed. The Fund uses the amortized cost method to value its portfolio securities and seeks to maintain a constant NAV of $1.00 per share. The Applicants acknowledge that an Investor executing trades through the Dealer would not know at the time of such sale or purchase whether the price paid would be higher or lower than the actual NAV next computed by the Fund. However, historically money market funds have infrequently fallen below a NAV of $1.00 per share and government money market funds specifically are required to invest at least 99.5% of their total assets in investments that are backed by the full faith and credit of the U.S. government. There have been no recorded incidents of a government money market fund falling below a NAV of $1.00 per share but should such instance occur certain corrective measures could be taken. These corrective measures could include the Affiliated Adviser making a capital contribution to maintain a constant NAV of $1.00 per share or the Board could approve the sale of portfolio securities or suspending redemptions in advance of a liquidation. When transacting with the Dealer, the Dealer will continuously transact in the shares throughout the day, including prior to when the NAV of the Fund’s shares is calculated at the close of regular trading on the NYSE. However, the Dealer may only transact at a price of $1.00 per share with Investors thus eliminating any trading advantage prior to the striking of a NAV by the Fund.

The Dealer will be able to reject a purchase or sale request in the circumstances described above and, when the purchase or sale request exceeds, in the case of a purchase request, the amount of shares the Dealer has in inventory or, in the case of a sale request, exceeds the amount of capital the Dealer has available to purchase such shares, an Investor will be given the opportunity to update or correct and resubmit their purchase or sale request. Therefore, the Applicants believe that since the Dealer is being transparent with the circumstances in which a request may be rejected and, in certain cases, giving the Investor the opportunity to resubmit the request, that a rejection is unlikely to cause a surge of redemptions from the Fund. Additionally, the Applicants believe that since the Fund is functioning as a traditional government money market fund Investors are unlikely to have liquidity concerns with the Fund and will understand that they retain the right to redeem directly from the Fund at any time. Lastly, to further increase transparency the Dealer will publish its capital available to purchase shares in the Portal or App or other interface used by Investors to submit requests to the Dealer and/or on its website. On the basis of the foregoing, Applicants believe (1) that the concerns intended to be addressed by Section 22(d) and Rule 22c-1 are adequately addressed, and (2) that the Pricing Relief requested is appropriate, in the public interest, and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act. Accordingly, Applicants hereby request that an Order be granted in respect of Section 22(d) and Rule 22c-1.

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Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act

Section 17(d) states in part, that:

[i]t shall be unlawful for any affiliated person of or principal underwriter for a registered investment company … acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe…

Rule 17d-1 provides in part, that:

No affiliated person of or principal underwriter for any registered investment company … and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant … unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order [of the Commission]…

When reviewing such applications, Rule 17d-1(b) provides that the Commission is required to consider “whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.” The Applicants seek the Rule 17d-1 Relief that would permit the arrangement described herein whereby the Fund engages the Affiliated Dealer, as principal, to transact with Investors on a continuous basis in shares of the Fund at a price of $1.00 (plus or minus dealer compensation) prior to the Fund’s calculation of NAV, and permits the Affiliated Dealer to transact with the Fund directly to buy and sell shares on the Affiliated Dealer’s own behalf to manage its inventory.

The legislative history regarding Section 17 illustrates that the section was designed: (i) to prohibit “self-dealing” between insiders of a registered investment company and the investment company itself to ensure consistency with the policies of the investment company and the purpose of the 1940 Act15 and (ii) to prevent abuses arising from the conflicts of interest inherent in joint arrangements between investment companies and their affiliates by restricting insider abuse, ensuring that the investment company and the affiliated persons in a joint arrangement participate on equal terms, and ensuring that in a joint arrangement, an investment company is treated fairly or has been clearly advantaged by the transaction.16 Stated otherwise, Section 17(d) was designed to prevent affiliated persons from exerting undue influence over investment companies by causing them to engage in transactions that confer disparate benefits on such persons.17 Section 17(d) is designed to ensure fair dealing and no overreaching in connection with joint transactions involving an investment company and its affiliated persons.18 When applying the standard of review in rule 17d-1(b) for applications under section 17(d) and rule 17d-1, the Commission has stated that “[o]ne of the Act’s primary purposes is to prevent abuses stemming from the operation of investment companies in the interest of affiliated persons rather than in the interest of all their stockholders.”19 The Commission has stated that “[s]ection 17(d) and [r]ule 17d-1 taken together, are designed to enable the Commission to pass upon transactions in which a conflict of interest may result in investment companies or their controlled companies participating on a basis different from or less advantageous than other participants.”20

__________________________

15 S. Res. 3580, Cong. 3d Sess., 86 CONG. REC. 7846 (1940) (enacted).

16 See Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1 at 252-62 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). See also id. at 37 (Robert Healy, Commissioner, Securities and Exchange Commission, discussing insider abuse in the investment company industry).

17 In the Matter of Sequoia Partners, L.P., Investment Company Act Release No. 20644 (Oct. 20, 1994), 57 SEC Docket 2251 (“Sequoia Partners”).

18 See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of Commission rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to “insure fair dealing and no overreaching”)).

19 Sequoia Partners, supra note 15.

20 Certain Stock Option and Stock Purchase Plants and Profit-Sharing Plans of Controlled Portfolio Companies, SEC Rel. No. 6154, 35 Fed. Reg. 13122 (Aug. 18, 1970) at 13123.

11

The Applicants believe that none of these purposes will be undermined or circumvented by permitting the Affiliated Dealer to purchase Shares of the Fund to be held within its own inventory to allow the Affiliated Dealer to transact with Investors on a continuous basis. First, the Affiliated Dealer will transact with the Fund on the same basis as any other Investor. Second, there are several safeguards designed to ensure that the Affiliated Dealer is not able to act upon any material non-public information with respect to the Fund, such as information about the Fund’s NAV or valuation decisions, prior to publication of such information to all other Investors. Such safeguards include policies and procedures of the Fund and the Affiliated Adviser designed to ensure that material non-public information with respect to the Fund is not disclosed to the Affiliated Dealer unless it is necessary for the conduct of its business. Similarly, the Affiliated Dealer will maintain policies and procedures that seeks to prevent the Affiliated Dealer from obtaining and acting upon material non-public information of the Fund (unless as necessary for the conduct of its business). The above policies and procedures will also prevent the sharing or overlap of common senior officers of the Fund and Affiliated Adviser with senior officers of the Affiliated Dealer. Additionally, the Trust and the Affiliated Adviser have each adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940, respectively. Each Code of Ethics is designed, in part, to ensure that officers or employees of the Trust and Adviser keep confidential and do not misuse material, non-public information obtained by such persons in their capacity as an employee or officer. These Code of Ethics will supplement and reinforce the Trust’s and Affiliated Adviser’s policies and procedures, described above, that seek to ensure that the Affiliated Dealer is not able to act upon any material non-public information with respect to the Fund. If the Affiliated Dealer does receive material non-public information about the Fund because it is necessary to conduct the Affiliated Dealer’s business, then such information will be subject to a confidentiality agreement, which will restrict the Affiliated Dealer from using or acting upon the material non-public information, except as necessary to comply with the representations or conditions of the Application, until it is disclosed to all Investors of the Fund. Lastly, Investors will need to affirmatively elect to use the Affiliated Dealer’s principal transaction service, and Investors will continue to be able to purchase and redeem Shares directly from the Fund. On the basis of the foregoing, Applicants believe that the protections intended to be afforded by Section 17(d) and Rule 17d-1 are adequately addressed. Accordingly, Applicants hereby request that an Order of exemption be granted in respect of Section 17(d) and Rule 17d-1 to permit the arrangement described herein with respect to the Fund’s engagement of the Affiliated Dealer.

12

VI.	CONDITIONS

Applicants agree that any order granting the requested Relief will be subject to the following conditions:

1.	The Relief will only apply with respect to a Fund that is organized as a government money market fund subject to the provisions and restrictions of Rule 2a-7 under the 1940 Act and whose shares are not listed on a national securities exchange. In relying on the Relief, Applicants will not establish, operate or otherwise make available any facility that would create a secondary market for shares of a Fund other than what is contemplated in this Application.

2.	A Fund will not impose a sales charge or any Rule 12b-1 fees.

3.	Any Investor has the option and remains eligible to purchase or redeem shares directly from a Fund to the extent permitted or required by the 1940 Act and rules thereunder.

4.	Shares of a Fund purchased or sold in reliance on the Relief will only be purchased from or sold to an Investor by the Dealer at a price of $1.00 per share (plus or minus any dealer compensation). Shares of a Fund will only be purchased from or submitted for redemption to the Fund by the Dealer in U.S. dollars at the Fund’s NAV per share next calculated after the Fund’s receipt of the Dealer’s order for purchase or redemption.

5.	The Dealer will not advertise or market that shares being purchased or sold in connection with the principal transaction service as being purchased or sold directly from the Fund. The Dealer will provide appropriate disclosure to inform Investors (i) that they are purchasing from or selling their shares to the Dealer, and (ii) of the Investors’ right to purchase and redeem shares from the Fund directly.

6.	The Fund will calculate a market-based (or shadow) NAV per share on each day the NYSE is open for trading for purposes of confirming that its NAV continues to approximate fair value. If the Fund’s market-based NAV per share deviates from the Fund’s amortized-cost NAV per share by 0.25% or greater, the option to transact with the Dealer would be either: (i) temporarily suspended, effective upon the Fund’s filing of Form N-CR with respect to such deviation, until the deviation has been remedied, and Investors would be required to transact directly with the Fund; or (ii) the Dealer would process any transactions at the Fund’s next calculated NAV in accordance with Section 22(d) of and Rule 22c-1 under the 1940 Act.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and pursuant to Section 17(d) of the 1940 Act and under Rule 17d-1 of the 1940 Act for an Order permitting certain arrangements. Applicants submit that (i) the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act (ii) the requested Rule 17d-1 Relief is consistent with the provisions, policies and purposes of the 1940 Act and the Fund’s participation will not be less advantageous than that of other participants.

13

SIGNATURES

WISDOMTREE SECURITIES, INC.		WISDOMTREE DIGITAL TRUST

/s/ Jarrett Lilien		/s/ Stuart Bell
Name:	Jarrett Lilien	Name:	Stuart Bell

Title:	President	Title:	President

Date:	January 16, 2026	Date:	January 16, 2026

WISDOMTREE DIGITAL MANAGEMENT, INC.		WISDOMTREE TRANSFERS, INC.

/s/ William Peck		/s/ Chris Ryder
Name:	William Peck	Name:	Chris Ryder

Title:	Chief Executive Officer	Title:	President

Date:	January 16, 2026	Date:	January 16, 2026

14

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document

Exhibits A-1 to A-4	Authorizations

Exhibits B-1 to B-4	Verifications

15

AUTHORIZATION

WISDOMTREE SECURITIES, INC.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Jarrett Lilien, in his capacity as President of WisdomTree Securities, Inc. (the “Affiliated Dealer”), states that all actions necessary to authorize the execution and filing of this Application by the Affiliated Dealer has been taken, and that he is authorized to sign and file this Application on behalf of the Affiliated Dealer pursuant to his general authority as President of the Affiliated Dealer on January 16, 2026.

/s/ Jarrett Lilien
Name:	Jarrett Lilien

Date:	January 16, 2026

A-1

AUTHORIZATION

WISDOMTREE DIGITAL TRUST

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Stuart Bell, in his capacity as President of WisdomTree Digital Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application by the Trust have been taken, and that he is authorized to sign and file this Application on behalf of the Trust pursuant to his general authority as President of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on November 21, 2024:

RESOLVED:	That the officers of the Trust be, and each hereby is, authorized to prepare and file, in the name and on behalf of the Trust, with the SEC an application for an order of the SEC pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 thereunder and for an exemption from Section 17(d) of the 1940 Act and under Rule 17d-1 of the 1940 Act thereunder permitting certain arrangements (the “Exemptive Application”); and

RESOLVED:	That the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file, in the name and on behalf of the Trust, any and all amendments to such Exemptive Application as may be necessary or appropriate.

/s/ Stuart Bell
Name:	Stuart Bell

Date:	January 16, 2026

A-2

AUTHORIZATION

WISDOMTREE digital management, inc.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, William Peck, in his capacity as Chief Executive Officer of WisdomTree Digital Management, Inc. (the “Affiliated Adviser”), states that all actions necessary to authorize the execution and filing of this Application by the Affiliated Adviser has been taken, and that he is authorized to sign and file this Application on behalf of the Affiliated Adviser pursuant to his general authority as Chief Executive Officer of the Affiliated Adviser on January 16, 2026.

/s/ William Peck
Name:	William Peck

Date:	January 16, 2026

A-3

AUTHORIZATION

WISDOMTREE TRANSFERS, INC.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Chris Ryder, in his capacity as President of WisdomTree Transfers, Inc. (the “Affiliated Transfer Agent”), states that all actions necessary to authorize the execution and filing of this Application by the Affiliated Transfer Agent has been taken, and that he is authorized to sign and file this Application on behalf of the Affiliated Transfer Agent pursuant to his general authority as President of the Affiliated Transfer Agent on January 16, 2026.

/s/ Chris Ryder
Name:	Chris Ryder

Date:	January 16, 2026

A-4

VERIFICATION

WISDOMTREE SECURITIES, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of WisdomTree Securities, Inc. (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jarrett Lilien
Name:	Jarrett Lilien

Date:	January 16, 2026

B-1

VERIFICATION

WISDOMTREE DIGITAL Trust

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of WisdomTree Digital Trust (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Stuart Bell
Name:	Stuart Bell

Date:	January 16, 2026

B-2

VERIFICATION

WISDOMTREE DIGITAL MANAGEMENT, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of WisdomTree Digital Management, Inc. (the “Applicant”), that he is Chief Executive Officer of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ William Peck
Name:	William Peck

Date:	January 16, 2026

B-3

VERIFICATION

WISDOMTREE TRANSFERS, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of WisdomTree Transfers, Inc. (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Chris Ryder
Name:	Chris Ryder

Date:	January 16, 2026

B-4